USA Capital First Trust Deed Fund, LLC

4484 South Pecos Road, Las Vegas, Nevada 89121 702.734.2400

January 27, 2006

VIA EDGAR AND FACSIMILE

Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:	USA CAPITAL FIRST TRUST DEED FUND, LLC (THE “COMPANY”)
FILE NO. 333-59362

Dear Mr. Cascio:

The Company is in receipt of your facsimile dated January 9, 2006 in which you provided a comment to the Company’s Form 10-Q for the quarter ended September 30, 2005 (the “Form 10-Q”). The purpose of this letter is to provide the Company’s response to that comment. Set forth below is your comment and the Company’s response such comment.

Form 10-Q for the quarterly period ended September 30, 2005

Item 4. Controls and Procedures, page 21

1.	We note that your disclosure controls and procedures were ineffective for the second quarter ended June 30, 2005, as disclosed in your amended Form 10-Q filed on December 16, 2005. As of September 30, 2005, you disclose that your disclosure controls and procedures are effective. Please tell us and revise future filings to clarify the changes made to correct the control deficiency identified as of June 30, 2005. Your filing should disclose any changes made to your disclosure controls and procedures or to your internal control over financial reporting in response to a significant deficiency or material weakness. Please refer to Question 11 of the Frequently Asked Questions for Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports located on the SEC website

The Company’s disclosure controls and procedures were ineffective as of June 30, 2005, but effective as of September 30, 2005. As a non-accelerated filer, the Company has not been required to make any disclosure with respect to internal controls over financial reporting, and therefore will not address such internal controls in this response.

With respect to the Company’s disclosure controls, it was determined in response to the Commission’s letter dated September 8, 2005 that the Company’s disclosure controls were ineffective as of June 30, 2005. Paragraph e of Rule 15d-15 under the Securities and Exchange Act of 1934 (the “Exchange Act”) states that “disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits … is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” (second emphasis provided). When determining that the disclosure controls and procedures were ineffective, the Company’s management was primarily focused on the timeliness of its reports to the Commission. The Company’s management concluded that its disclosure controls and procedures were ineffective as of June 30, 2005 because the Company was unable to file its quarterly report for the period then ended without filing a notification of late filing on Form 12b-25. The Company attributed this material weakness primarily to a need for more accounting staff.

During the quarter ended September 30, 2005 the Company set out to improve its disclosure controls by hiring an additional employee in its accounting department. In addition, the Company began the process of formalizing written procedures with respect to disclosure controls to remediate this material weakness. As of September 30, 2005, as stated in the Company’s Form 10-Q for the quarterly period then ended, management concluded that the Company’s controls and procedures were effective to provide the requisite reasonable assurance.

If you have any questions or require additional information, please do not hesitate to contact the undersigned at 702.734.2400.

Sincerely,

/s/ Joseph D. Milanowski
Joseph D. Milanowski,
Manager, USA Capital Realty Advisors, LLC,
Manager of USA Capital First Trust Deed Fund, LLC

cc:	Martin James
Kristin Lochhead